Holland+Knight

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Fax 703 720 8610

Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
www.hklaw.com

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

December 27, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/4

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4267830_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Semi-Annual Securities Report dated December 15, 2006

2. Amended Shelf Registration Statement dated December 15, 2006

3. Notification to verify the Semi-Annual Securities Report dated December 15, 2006

4. The updated Corporate Governance Report dated December 15, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto).

1. Press Release

Date	Title
1) 12/15/2006 (12/15/2006)	JT to Dissolve Consolidated Subsidiary

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Semi-Annual Securities Report dated December 15, 2006

   Semi-Annual Securities Report stating the results for the Semi-Annual period from April to September 2006, filed with the Director of Kanto Local Finance Bureau on December 15, 2006

2. Amended Shelf Registration Statement dated December 15, 2006

   Amended Shelf Registration Statement in which Semi-Annual Securities Report dated December 15, 2006 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau

3. Notification to verify the Semi-Annual Securities Report dated December 15, 2006

   Notifications verifying the Semi-Annual Securities Report dated December 15, 2006 were filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, on December 18, 2006

4. The updated Corporate Governance Report dated December 15, 2006

   Corporate Governance Report stating the Company's basic policy and structure of Corporate Governance, which has been filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo on December 15, 2006, which updates the Company's major shareholders' list in such Report

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT to Dissolve Consolidated Subsidiary

Tokyo, December 15, 2006 --- Japan Tobacco Inc. (JT) (TSE:2914) announced today that the company would dissolve its consolidated subsidiary Japan Metallizing Co., Ltd. (JM).

JM has been involved in the production and distribution of aluminum evaporated products, including aluminum evaporated paper which is used in tobacco packaging. However, under the current challenging operating environment, JT did not foresee opportunities for further growth in JM's future business, and therefore in an effort to enhance cost competitiveness for the entire JT group, has chosen to dissolve the company.

Following approval at JM's general shareholders meeting, scheduled to be held in June 2007, the liquidation of the company would be complete by the end of 2007.

The financial impact of this decision upon JT's consolidated accounts is expected to be minimal.

###

About Japan Metallizing Co., Ltd. (As of March 31, 2006)

Company:	Japan Metallizing Co., Ltd.	
Location:	1111-2 Yahata, Chigasaki-shi, Kanagawa, Japan	
Name of representative:	Yoshihei Higashigaito	
Established:	July 1, 1982	
Capital:	400 million yen	
Number of issued shares:	8000	
Net assets:	1,143 million yen	
Total amount of assets:	1,421 million yen	
End of fiscal year:	March 31	
Type of business:	Manufacturing and sale of aluminum evaporated products used in cigarette packaging and other products	
Number of employees:	29	
Major shareholders:	Japan Tobacco Inc.:	(50.8%)
	Dai Nippon Printing Co., Ltd.:	(33.8%)

Japan Metallizing Co., Ltd.: Business Results 2004~2006

(Units: Millions of Yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Net Sales	1,241	1,211	1,084
Operating Income	36	28	-6
Recurring Profit	44	31	-6
Net Income	33	8	-6

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.